SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aptose Biosciences Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

03835T101 (formerly 544192107)

(CUSIP Number)

January 27, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this

Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

----------

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

Explanatory Note: See the explanatory note preceding Item 1 of this Schedule 13G/A.

Cusip No. 03835T101 (formerly 544192107)

1.	Names of Reporting Persons

Sheldon Inwentash

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canada

Number of	5.	Sole Voting Power

Shares		614,471

Beneficially	6.	Shared Voting Power

Owned by		0

Each	7.	Sole Dispositive Power

Reporting		614,471

Person With	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by each Reporting Person

614,471

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

5.3%

12.	Type of Reporting Person (See Instructions)

IN

Page 2 of 6 Pages

Explanatory Note: This statement on Schedule 13G/A amends, with respect to Sheldon Inwentash (“Inwentash”), the joint filing made on November 26, 2014 (the “Joint Filing”), by Pinetree Income Partnership, Pinetree Capital Investment Corp., Emerald Capital Corp. and Pinetree Capital Ltd. (collectively, the “Pinetree Entities”) and Inwentash. As described in Item 4 below, as of January 27, 2015, Inwentash is no longer associated with the Pinetree Entities and should no longer be deemed part of the group that filed the Joint Filing.

Item 1(a). Name of Issuer:

Aptose Biosciences Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

2 Meridian Road

Toronto, Ontario

M9W 4Z7

Canada

Item 2(a). Name of Person(s) Filing:

Sheldon Inwentash

Item 2(b). Address of Principal Business Office, or if None, Residence:

The address of the residence of Sheldon Inwentash (“Inwentash”) is 126 Old Forest Hill Road, Toronto, Ontario, M5P 2R9, Canada.

Item 2(c). Citizenship:

Inwentash is a Canadian citizen.

Item 2(d). Title of Class of Securities:

Common Shares, without par value

Item 2(e). CUSIP Number:

03835T101 (formerly 544192107)

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

Page 3 of 6 Pages

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing, Inwentash is deemed to beneficially own an aggregate of 614,471 Common Shares of the Issuer. This amount includes 614,471Common Shares of the Issuer that Inwentash owns directly (the “Inwentash Shares”). Inwentash has sole power to direct the vote and to direct the disposition of the Inwentash Shares.

As of the date of the Statement on Schedule 13G filed on November 26, 2014 by Pinetree Income Partnership (“PIP”), Pinetree Capital Investment Corp. (“PCIC”), Emerald Capital Corp. (“Emerald”), Pinetree Capital Ltd. (“Pinetree”) and Inwentash (the “Schedule 13G”), Inwentash was also deemed to beneficially own the Common Shares of the Issuer owned by PIP (any such shares being referred to herein as “PIP Shares”) by virtue of his position as Chief Executive Officer of Pinetree, PCIC’s and Emerald’s collective ownership and control of PIP, and Pinetree’s ownership of PCIC and Emerald. Effective January 27, 2015, Inwentash resigned from his position as Chief Executive Officer of Pinetree and ceased to have trading authority with regard to PIP Shares. By virtue of these actions, Inwentash no longer may be deemed to have shared power to vote, or to dispose or direct the disposition of, PIP Shares. As such, Inwentash is filing this separate amendment to the Schedule 13G in respect of his own beneficial ownership of Common Shares of the Issuer.

(b)	Percent of class:

The Inwentash Shares represent approximately 5.3% of the Issuer’s Common Shares, based on 11,652,069 issued and outstanding Common Shares of the Issuer as of January 27, 2015.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
	Inwentash	614,471

(ii)	Shared power to vote or to direct the vote:
	Inwentash	0

(iii)	Sole power to dispose or to direct the disposition of:
	Inwentash	614,471

(iv)	Shared power to dispose or to direct the disposition of:
	Inwentash	0

Page 4 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

(a) Not applicable.

(b) Not applicable.

(c) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2015
(Date)

/s/ Sheldon Inwentash
Sheldon Inwentash

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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